File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

(Filed April 30, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 30, 2008

Statement to clarify information

recently published by the media

San Pedro Garza Garcia, N.L., Mexico - April 30, 2008.- Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), wishes to clarify some information that has been published in regard with certain events that took place at its General Annual Shareholders Meeting held on April 17, 2008.

Vitro ignores the origin of such publications but wants to clarify that an irregular situation occurred at such General Annual Shareholders Meeting, which Vitro considers may violate its By-Laws as well as some provisions of the Mexican Securities Law. It seems that a major stock concentration may have occurred in violation of the Company's By-Laws, since no prior written approval from the Board of Directors was obtained and no proper disclosure has been made.

 The Company is evaluating this situation, but as of this date it has not taken any legal action, other than to inform the Mexican National Banking and Securities Commission.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 30, 2008